UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32530
     CUSIP NUMBER: 714167103

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: October 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Perma-Pipe International Holdings, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

6410 W. Howard Street

City, State and Zip Code:

Niles, Illinois 60714

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)     The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)     The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Quarterly Report on Form 10-Q for the three months ended October 31, 2020 (the “Quarterly Report”) of Perma-Pipe International Holdings, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The delay in filing is due to the Company’s ongoing process of completing a proposed First Amendment and Waiver to Revolving Credit and Security Agreement (“Amendment and Waiver”) with PNC Bank, National Association (“PNC”), intended to (i) reflect PNC’s waiver of the Company’s failure to maintain a fixed charge coverage ratio of 1.10 to 1.00 as of October 31, 2020 on a trailing four quarter basis as required under the Company’s current Revolving Credit and Security Agreement, dated as of September 20, 2018 (“Current Credit Agreement”); (ii) further amend certain future fixed charge coverage ratio covenant requirements under the Current Credit Agreement; and (iii) provide for the Company’s ability to cure any such future fixed charge coverage ratio coverage defaults by allowing the Company to repatriate cash held by certain of its foreign subsidiaries. The Company intends to more fully describe the Amendment and Waiver in its Quarterly Report and to file the Amendment and Waiver as an exhibit thereto.

part iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

D. Bryan Norwood, Vice President and Chief Financial Officer
     (847) 929-1206

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒	Yes	☐	No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations, financial condition, liquidity and cash flow in 2020 have been materially adversely affected by the COVID-19 pandemic and the current depressed market prices for oil and gas and will likely continue to be materially adversely affected, the extent to which remains unclear at this time. See Item 1A. Risk Factors included in the Company’s latest Annual Report on Form 10-K for additional information.

The Company currently anticipates reporting net sales of approximately $20.3 million for the three-month period ended October 31, 2020 (“current quarter”), a decrease of $14.2 million, or 41%, from $34.5 million in the prior year quarter. The decrease was a result of lower sales volumes in the Company's Canadian and offshore Gulf of Mexico businesses driven by the impact of lower oil prices, combined with a reduction in sales in the Company's U.S. and Middle East district heating and cooling businesses caused by project delays arising as a result of the COVID-19 pandemic.

Income/(loss) from operations before income taxes is currently expected to decrease by $4.4 million to a loss of $2.9 million in the current quarter from income of $1.5 million in the prior year quarter. The decrease was a result of lower sales volumes in the Company's Canadian and offshore Gulf of Mexico businesses driven by the impact of lower oil prices, combined with a reduction in sales in the Company's U.S. and Middle East district heating and cooling businesses caused by project delays arising as a result of the COVID-19 pandemic.

The Company’s currently expected resulting net loss of $2.8 million in the current quarter was a decline of $2.7 million over the net loss of $0.1 million in the prior year quarter. The decrease was a result of lower sales volumes in the Company's Canadian and offshore Gulf of Mexico businesses driven by the impact of lower oil prices, combined with a reduction in sales in the Company's U.S. and Middle East district heating and cooling businesses caused by project delays arising as a result of the COVID-19 pandemic.

The Company’s financial results for the current quarter presented above are preliminary, subject to completion of the Company’s and its independent auditor’s reviews, analyses and assessments thereof, and the issuance of the Company’s final financial statements as of and for the nine and three months ended October 31, 2020. The Company’s final financial results for such periods could differ from its preliminary financial results. The Company’s final financial results for such periods will be set forth in the Company’s Quarterly Report.

This Form 12b-25 contains certain “forward-looking statements” relating to, among other things, the Company, the Quarterly Report, and the Company’s business, plans, results and operations. All statements, other than statements of historical fact included herein, are “forward-looking statements.” Forward-looking statements are often identified by the use of forward-looking terminology, such as “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “believes,” “predicts,” “should,” “will”, “could”, “would”, “may”, “forecast” or similar expressions, and involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Such risks and uncertainties include, but are not limited to, other events that may require the attention of the Company’s management, the timing of the process of finalizing the Quarterly Report and undertaking various reviews, analyses, and assessments in connection with the Quarterly Report, and other events, factors and risks previously and from time to time disclosed in the Company’s filings with the Securities and Exchange Commission. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

Perma-Pipe International Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2020	By:	/s/ D. Bryan Norwood
D. Bryan Norwood
Vice President and Chief Financial Officer